UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41669

Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 26, 2025, Multi Ways Holdings Limited, a Cayman Islands exempted company (the “Company”) completed the second closing of (i) 9,000,000 ordinary shares (the “Shares”), par value $0.00025 per share (the “Ordinary Shares”) and (ii) warrants to purchase up to 9,000,000 Ordinary Shares (the “Warrants”), at a purchase price of $0.165 per Ordinary Share and accompanying Warrant, pursuant to the subscription agreements (the “Subscription Agreements”), dated September 25, 2025, by and between the Company and certain investors named thereto. The Warrants are exercisable for five years from issuance at an exercise price of $0.198 per share.

The second closing follows the initial closing completed on September 15, 2025, relating to the issuance and sale of (i) 9,000,000 Ordinary Shares and (ii) warrants to purchase up to 9,000,000 Ordinary Shares, at a purchase price of $0.165 per Ordinary Share and accompanying warrant, pursuant to the subscription agreements, dated September 12, 2025, by and between the Company and certain investors named thereto.

The Company received $1,485,000 in gross proceeds in the second closing, before deducting Placement Agent’s fees and accountable expenses and other estimated expenses. The Company intends to use the proceeds from this initial closing for working capital and general corporate purposes.

The Subscription Agreements contain customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The Shares, the Warrants and the Ordinary Shares underlying the Warrants were offered by the Company pursuant to a registration statement on Form F-1, as amended, (File No.333-286220) (the “Registration Statement”), previously filed on March 28, 2025 and declared effective by the Securities and Exchange Commission (the “SEC”) on September 10, 2025.

On September 26, 2025, the Company issued a press release announcing the second closing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto.

This Report is incorporated by reference into the registration statement on Form S-8 (File No. 333-275277) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Offering. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on May 23, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 26, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2025	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Executive Director, Chairman and Chief Executive Officer (Principal Executive Officer)

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